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                          MARKETFIRST SOFTWARE, INC.
                              2061 Stierlin Court
                       Mountain View, California  94043
                               (650) 691-6200


                               September 8, 2000


VIA EDGAR AND FAX
-----------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Mr. Hugh Fuller

          Re: MarketFirst Software, Inc. Registration Statement on Form S-1 (Commission File No. 333-35062)

Ladies and Gentlemen:

          This letter is submitted pursuant to Rule 477(a) under the Securities Act of 1933, as amended. MarketFirst Software, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form S-1, together with all exhibits thereto, Commission File Number 333-35062 (collectively, the "Registration Statement"). The Company has elected not to proceed with the offering due to unfavorable market conditions and timing considerations. No offers or sales of the Company's Common Stock were made pursuant to the Registration Statement.

          Please provide us with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (650) 962-7891.

          If you have any questions, please do not hesitate to contact John D. Hudson of Hewitt & McGuire, LLP at (949) 798-0715 or the undersigned. Thank you.

                                    Very truly yours,

                                    MARKETFIRST SOFTWARE, INC.


                                    By:  /s/ Peter R. Tierney
                                         --------------------
                                         Peter R. Tierney,
                                         Chief Executive Officer